Media Release
Planegg/Munich, Germany, January 30, 2024

MorphoSys Reports Preliminary 2023 Monjuvi U.S. Net Product Sales and Gross Margin, Provides 2024 Financial Guidance and Reduces Financial Liability
Preliminary 2023 Monjuvi U.S. net product sales of US$ 92.0 million (€ 85.0 million) and preliminary gross margin for Monjuvi U.S. net product sales of 69%

Anticipated 2024 Monjuvi U.S. net product sales in the range of US$ 80 to 95 million

Anticipated 2024 OpEx in the range of € 350 to 380 million and 2024 cash burn of approximately € 250 million (excluding debt and interest payments)

Preliminary unaudited financial liability from the collaboration with Incyte of approximately € 114 million, representing a reduction of € 112 million

MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary Monjuvi® (tafasitamab-cxix) U.S. net product sales and gross margin for Monjuvi U.S. net product sales for the full year of 2023 and provides its 2024 financial guidance. In this context, MorphoSys reduces its financial liability from the collaboration with its partner Incyte and credits finance income accordingly.

Preliminary Monjuvi U.S. net product sales are US$ 24.1 million (€ 22.4 million) for the fourth quarter and US$ 92.0 million (€ 85.0 million) for the full year of 2023. Fourth quarter and full year 2023 financial results will be published on March 13, 2024. For the full year of 2024, MorphoSys expects Monjuvi U.S. net product sales in the range of US$ 80 to 95 million, aligned with the company’s original 2023 guidance. MorphoSys anticipates Monjuvi’s potential growth to come from new indications. These new indications are currently being investigated in two Phase 3 studies, inMIND (relapsed or refractory follicular lymphoma and marginal zone lymphoma) and frontMIND (first-line diffuse large B-cell lymphoma). Further, preliminary 2023 gross margin for Monjuvi U.S. net product sales is 69%, which is impacted by the recognition of one-time write-offs for inventory.

“Patients with relapsed or refractory diffuse large B-cell lymphoma continued to benefit from Monjuvi in 2023, with sales reaching the higher end of our financial guidance. Beyond its approved indication, we believe Monjuvi’s potential growth will come from the new indications that are currently in Phase 3 studies, the first of which reads out later this year.” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “To maintain our strong financial position, we will continue to be judicious with our finances in 2024 by prioritizing areas that create the most immediate impact and value. As such, pelabresib in first-line myelofibrosis remains our primary focus following the positive Phase 3 MANIFEST-2 results. We are diligently preparing regulatory filings to submit to the U.S. Food and Drug Administration and the European Medicines Agency in the middle of 2024.”

As a result of the latest Monjuvi sales expectations, the balance sheet item “Financial Liabilities from Collaborations” is being reduced from € 226 million (balance as of September 30, 2023) to approximately € 114 million (balance as of December 31, 2023; unaudited). Finance income is credited with the difference between the two amounts. The balance in the “Financial Liabilities from Collaborations” item reflects an accounting view of expected future profits from the U.S. net product sales of Monjuvi in the relapsed or refractory diffuse large B-cell lymphoma indication owed to Incyte. This reduction in the “Financial Liabilities from Collaborations” item has no impact on cash or cash runway. Monjuvi’s potential new indications are not and will not be reflected in the line item “Financial Liabilities from Collaborations.”

With all of MorphoSys’ Phase 3 clinical programs now fully enrolled and additional cost optimization measures planned, MorphoSys’ anticipated 2024 operating expenses are expected to be lower compared to 2023. As a result, the company expects an anticipated 2024 cash burn of approximately € 250 million (excluding debt and interest payments).

Full Year 2024 Financial Guidance:

	2024 Financial Guidance	2024 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 80m to 95m	100% of Monjuvi U.S. net product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D Expenses	€ 210m to 225m	R&D expenses anticipated to be lower in 2024 than 2023 due to full enrollment of Phase 3 studies as well as cost optimization measures.
SG&A Expenses	€ 140m to 155m	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.

Additional information related to 2024 Financial Guidance:
•Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi® sales outside of the U.S.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2024.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.

About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

About Monjuvi® (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Please see the U.S. full Prescribing Information for Monjuvi for important safety information.

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Its safety and efficacy for these investigational uses have not been established in pivotal trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada.
XmAb® is a registered trademark of Xencor, Inc.

About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities.

The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About MANIFEST-2
MANIFEST-2 (NCT04603495) is a global, double-blind, Phase 3 clinical trial that randomized 430 JAK inhibitor-naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable).

The new key secondary endpoint, absolute change in TSS, was added to directly measure change in the average TSS from baseline to week 24 of treatment and is listed as the first key secondary endpoint in the MANIFEST-2 hierarchical testing scheme. The decision to update the MANIFEST-2 clinical trial protocol was made following a Type C meeting with the U.S. Food and Drug Administration (FDA) in September 2023. The final clinical protocol amendment is subject to approvals by health authorities outside of the U.S.

Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, hemoglobin response rate and improvement in bone marrow fibrosis, among others.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel: +49 (0)151 / 74612318 thomas.biegi@morphosys.com	Investor Contact: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com